Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc.:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-118208, 333-58196, and 333-29987) of Century Bancorp, Inc. of our reports dated February 26, 2008, with respect to the consolidated balance sheets of Century Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Century Bancorp, Inc.
Boston, MA 02110
March 12, 2008